Exhibit 99.2

November 3, 2022

Yandex Q3 2022 Earnings: Letter to Shareholders

1. Introduction and Overview

●	The external background remains challenging with macroeconomic instability, rapidly changing legislation and geopolitical tensions and their consequences (including the recent mobilization in Russia, the full implications of which are not yet clear) continuing to weigh on our businesses, team and shareholders[1]. In this environment we remain focused on maintaining the stability of our services and well-being of our employees, operational efficiency improvements across our businesses, and prudent capital allocation aimed to balance growth opportunities with financial strength and discipline.
●	In Q3 2022, our total group revenue increased by 45.8% year-on-year and reached RUB 133.2 billion with Search & Portal, Mobility and E-commerce businesses being the key contributors to this growth. The company’s adjusted EBITDA reached RUB 20.0 billion, which implied a 15.0% margin, mainly driven by solid performance in our core advertising and Mobility businesses.
●	In Q3 we completed the divestment of the news aggregation platform and Zen infotainment service to VK (marking the strategic decision to exit media businesses, other than entertainment streaming), together with the acquisition of 100% of the food delivery service Delivery Club. The effects of the transaction were reflected in our financial results starting from September 8 for Delivery Club and September 12 for News and Zen and had a minor impact on Q3 numbers. The full adverse impact of the transaction will be more visible from the next quarter: on the revenue growth and margin dynamics in Search & Portal (deconsolidation of profitable News and Zen) and on profitability in the Other O2O and E-commerce segments (consolidation of loss-making Delivery Club).
●	In September we also announced the changes to our employees’ compensation structure: we replaced the option plan with an increase in salaries and bonuses (the monetary component of compensation) to maintain a competitive market level of income. We have also decided to extend through 2023 the previously introduced substitution of regular equity grant vesting with cash payments, and as a result to include this part of stock-based compensation (RUB 4.7 billion) in adjusted EBITDA starting from Q3 2022.
●	In Q3 our headcount increased by 6% compared to June and by 16% on a year-on-year basis. Despite our continuing efforts to support our employees, including investments in their financial well-being (changes to compensation structure) and flexible work arrangements, it has become more difficult to attract and retain talent (the undesirable turnover for developers has begun to increase, while the full effect of recent mobilization in Russia is yet to be seen). As a result, the cash component of our employee compensation may continue to increase in the medium term, which will weigh on our operational expenses and cash flows.
●	To date we purchased more than 99% in aggregate principal amount of the USD 1.25 billion 0.75% Convertible Notes due 2025. In addition, we have issued 2.5 million Class A shares (2.2 million at the end of Q3 and the remaining in October 2022) as a part of the purchase price under the repurchase agreements, as permitted under General License No. 45 issued by the Office of Foreign Assets Control. We remain committed to satisfying its obligations on the remaining Notes (less than 1% of aggregate principal amount) and have available funds to do so.
●	As of the date of this Letter, trading in our Class A shares on Nasdaq remains suspended. There is still no clarity on when and whether trading on Nasdaq may be resumed. Trading on the Moscow Exchange continues, however the international settlement systems remain closed for trading in rubles and in securities of Russian businesses. The liquidity of our shares on the Moscow Exchange remains limited to the number of shares held in the Russian depositary system.
●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. Yandex continues to closely monitor developments in this regard.
●	Below are additional comments on our Q3 2022 results by the key businesses, including Search & Portal, E-commerce, Mobility and Delivery, as well as other businesses, such as Plus and Entertainment Services, Cloud and Devices.

1 We provided detailed information on our risk exposure and the possible adverse impacts on our businesses in our Annual Report on Form 20-F dated April 20, 2022.

2. Search & Portal and Advertising

●	In Q3 2022 Search & Portal revenue grew 45.1% year-on-year, demonstrating acceleration on a quarterly basis from 30.7% in Q2 2022. The growth was mainly driven by the Yandex Advertising Network followed by Search on the back of continuing improvements in our ad technologies and products (especially focused on the e-commerce sector and SMB clients) as well as changes in competitive landscape, which led to an increase of our market shares compared to last year. SMB remained the key contributor to the revenue growth, though large clients began to demonstrate a slight recovery as they usually tend to increase their advertising budgets towards the end of the year.
●	In terms of the ad categories, only Consumer Electronics remained in negative territory in Q3, while Finance & Insurance, Home & Garden, Education & Employment, Building & Repair led the year-on-year growth. In October we saw positive dynamics across all ad sectors with Finance & Insurance, Education & Employment and Real Estate among the best performers.
●	In Q3 our total search share reached 62.0%, up 2.7 pp on a year-on-year basis mainly supported by our distribution activities and product improvements (e.g., real-time translation of video streams, advanced with multi-voices across all platforms, the incognito mode on Yandex App across all mobile platforms, a faster start of our applications and other improvements). Our search share on iOS reached 48.3% in Q3 2022, increasing 5.5 pp compared to a year ago, while on Android platform our search share amounted to 61.9%, up 3.1 pp compared to Q3 2021.
●	Search continued to represent the core of our advertising business, being the largest revenue contributor. At the same time, growth-wise the performance of our Yandex Advertising Network has gained momentum and outpaced growth in ad revenues from Search by more than two times in Q3 2022. Product-wise the revenue growth was underpinned with ongoing improvement of machine learning and AI models in ad ranking, extended data on conversions as well as growing CPA-strategies penetration. In Q3 2022 our conversion-oriented strategies (aimed at better customization and higher ad efficiency for our clients) contributed 48% to Search & Portal ad revenue and 63% to Yandex’s ad network revenue (up 6 pp and 4 pp from Q2 2022 respectively). Recently we enhanced our strategies with offline data on clients’ conversions uploaded through the Conversion Center instrument to make strategies more efficient.
●	We continue to provide e-commerce players with simple and efficient advertising products and instruments allowing businesses to promote goods to a wider audience. In Q3 we added new features to Yandex Direct (for large clients) and Yandex Business (focused on SMBs), so merchants’ ads from Yandex and partners’ websites can lead potential buyers to intermediate pages with product cards and seller contacts and then to a marketplace for the following purchase. In addition, now merchants that develop their businesses only through social networks and marketplaces can automatically create websites and run advertising campaigns there on a CPA-basis through the Campaign Master, our instrument for beginners on Yandex Direct. We are already seeing good traction with SMB clients in response to our enhancement of ad products for e-commerce: the number of e-commerce SMB clients using Yandex Business increased by 30% during the quarter.
●	We also continue to realize synergies between Search & Portal and our own E-commerce business. Recently we introduced the integration of Yandex Market advertising platform with Yandex Direct. Now our merchants can benefit from promoting goods beyond our marketplace and explore opportunities across Yandex Ad Network and Search paying for real orders on Yandex Market.
●	Search & Portal adjusted EBITDA in Q3 2022 amounted to RUB 33.8 billion, which implies a 55.5% margin. The profitability was supported by savings related to advertising and marketing expenses (including the postponement of expenses to future periods), positive impact of the segregation of corporate overheads as well as the effect of positive operating leverage on the back of solid revenue growth. These factors helped to offset the moderate adverse effect from the divestment of News and Zen (given that the deconsolidation only took place towards the end of the quarter) as well as a decrease in margin due to the inclusion in adjusted EBITDA of stock-based compensation expenses related to equity awards of our employees. We expect the margin to normalize to below 50% (and to be lower on a year-on-year basis) in Q4 2022 on the back of the postponement of certain expenses in Q3 2022 as well as more pronounced impact from the deconsolidation of News and Zen.
●	In our view, the ad market in Russia has stabilized after the departure of international ad providers and advertisers, and the redistribution of budgets has largely taken place. Though this positive effect on year-on-year growth of our ad business still has to annualize, the revenue dynamic in Search & Portal segment may begin to normalize in the following quarters. The growth in October remained solid with moderate deterioration compared to Q3 2022.

3. Mobility

●	Our Mobility business continued to perform well in Q3 2022 on the back of solid performance of cohorts and an accelerated inflow of new riders compared to the previous quarter. In Q3 2022, mobility trips grew 24% year-on-year, while GMV increased 27% to RUB 198 billion. In the three quarters of the year total Mobility GMV, which includes our ride-hailing, scooters and car-sharing businesses, reached RUB 544 billion.
●	We continued to focus on the quality of the service and well-being of our partners. Earnings of our ride-hailing partners grew 29% and totaled RUB 470 billion in three quarters of the year, while earnings per active driver in Q3 2022 were up 11% quarter-on-quarter and have reached a record high in 2022.
●	We continued to see a solid inflow of active users. We ended the quarter with 36.5 million active customers in our Yandex Go app, up 14% year-over-year and up 2% quarter-on-quarter. The growth was driven by new customers in the CIS and in EMEA regions. In September 2022, ride-hailing users took 7.0 trips per month on average – this is slightly lower than in June due to traditional seasonality, as well as a result of solid inflow of new riders, driven by fast growth in CIS and launches in EMEA, which typically observes lower frequency of rides per user in early stages of launches. In September 2022 our ride-hailing MAU in EMEA almost tripled year-on-year while average user frequency in these geographies reached 5+ trips per month despite lots of new launches in Q3 2022.
●	Although our ride-hailing business in Russia is mature, it continued to demonstrate solid growth. In terms of trips Russia delivered 16% growth year-on-year, while less mature CIS countries continued to grow significantly faster in mid-forties year-on-year Trips in EMEA in aggregate grew 3.3x times year-on-year in Q3 2022, driven by the progress in Africa, which continues to be encouraging. Its share of total EMEA trips grew to approximately 90% in Q3 2022 from approximately two-thirds in early 2022. In Q3 2022 we launched in four new countries, which brought the total number of new launches in 2022 to six. We believe that our proven track record on the domestic markets allows us to efficiently work in geographies with a small average check and low smartphone penetration. Overall, the share of trips in the markets outside of Russia reached 29% of total rides in September 2022, compared to 27% in June and 25% in late Q1 2022.

4. E-commerce

●	Q3 2022 E-commerce GMV slightly accelerated its growth from +67% year-on-year in Q2 2022 to +73% year-on-year, while Yandex Market GMV surged to +78% year-on-year (up 10 pp compared to the previous quarter). During the quarter, we saw a steady development in growth in July, August and the first two weeks of September, followed by a negative weekly GMV dynamic in the second half of the month. We have seen an improved momentum in October with Yandex Market GMV growth evolving to 94% year-on-year. On the sequential basis our E-commerce GMV and orders increased 24% and 26% quarter-on-quarter, respectively. The sequential growth was demonstrated across all our E-commerce businesses.
●	The share of third-party GMV on Yandex Market was 83% (only a minor change compared to 84% in the previous quarter) compared to 78% in Q3 last year.
●	We remain focused on service quality improvements as well as the best merchant and user experience across our E-commerce businesses. On top of that, in 3Q 2022 we doubled down on two more strategic areas: unit-economics improvements and utilization of synergies between Yandex services.
●	We managed to significantly improve the Unit Economics (UE) of our E-commerce business year-on-year as a result of operational efficiency improvements across our fulfilment and delivery infrastructure, economies of scale and better commercial terms. Yandex Market improved UE margin by 16 pp year-on-year, Eats grocery (excluding Delivery Club effect), reached low single digit UE loss of GMV during the quarter, and Lavka Russia posted positive high single digit UE margin in Q3, which we believe is one of the best results globally in hyperlocal grocery delivery. The efficiency of both Eats grocery and Lavka benefited from growing density and smart batching, as well as higher frequency and larger basket size.
●	We believe that Yandex, with its’ broad online and offline presence in Russia and unrivalled tech expertise, unlocks ample opportunities for synergetic development of e-commerce businesses creating numerous benefits for customers and partners:
o	Yandex operates numerous transactional properties with significant customer reach and high usage frequency hence we focus on cross-pollination. Yandex Go users can now make orders on Yandex Market inside Go app, in addition to previously available Eats and Lavka; Lavka is available inside Eats app and since recently in Delivery Club app; and Yandex Market users can order groceries from Eats and Lavka on its platform. Although we are in a very nascent stage, the early signs of those integrations are very promising, with some services receiving 60% of new users (and even more of orders) from neighboring properties. This is a particularly important activity in light of significant contraction of mainstream traffic acquisition channels.
o	We started utilizing Yandex’s strong expertise in online advertising. Recently we launched the integration of the Yandex Market advertising platform with Yandex Direct, which enables merchants to promote goods beyond our own marketplace. Over 20% of our sellers have tested this opportunity in the first week since launch. We believe further development of this product will deliver the best-in-class promotion experience to our partners.
o	We are seeing notable progress of e-commerce collaboration with Yandex FinTech products. Integration of BNPL (buy-now-pay-later) with Yandex Market demonstrates solid results and the product generates 15% of Yandex Market GMV at twice as large average order value.
o	Yandex Plus customers make up half of all active buyers on Yandex Market (and over 60% of GMV) and exhibit better frequency and spending patterns.
o	Express delivery, enabled by leveraging the infrastructure of our Delivery (Logistics) business, has further expanded the available assortment to 2.5 million SKUs (the widest selection among competitors) and increased the number of merchants connected to the service 3 times year-on-year.
●	Among other developments we note the following:
o	The number of active sellers continued to grow rapidly in Q3 2022 and doubled year-on-year to 35 thousand, while the number of total unique sellers listed on our platform reached 54 thousand.
o	The number of SKUs increased by 136% up to 49.3 million, with the DIY and Auto categories contributing the most to the assortment growth. We are actively developing a resale platform and a private label, as well as further expanding direct imports in certain categories to maintain a wide selection of goods. The improvements in product offering, quality and convenience of our marketplace platform and customer experience have resulted in a 49% year-on-year increase in active buyers up to 12.5 million in Q3 2022.

5. Additional comments on other fast-growing businesses:

●	We continue to see strong demand for ready-to-eat food delivery. Our Food Delivery vertical grew 62% in GMV year-on-year. Excluding Delivery Club, consolidated from September 8, 2022, Yandex Eats Food Delivery GMV grew 28%, while on a like-for-like basis, excluding McDonalds, the growth was 61%.
●	We continued improving service quality, finetuning operational excellences and significantly reducing click-to-eat metrics. Orders-per-hour increased 20% in Q3 2022 compared to the beginning of the year.
●	We are currently in the process of integration of Delivery Club in the restaurant and grocery vertical and plan to finish the integration towards the end of the year.

●	Our last-mile Delivery business continued to demonstrate solid results in Q3 despite challenging backdrop. The business made 35 million deliveries in the quarter which makes it the leading independent logistics operator in Russia. Deliveries and GMV grew 60% and 52% year-on-year, respectively. A degree of decoupling of the two is due to successful development of same-day and next-day delivery products, which have intrinsically lower average check but see a very good reception on the market and accounted for 16% of total deliveries in Russia in September. Deliveries outside of Russia demonstrated strong growth and reached 22% of all deliveries in the service, with CIS growing 30 bips faster than Russia, while international markets continued to gain share rapidly. We finished the quarter with over 40 thousand corporate clients compared to 35 thousand in Q2 2022. We continue to roll out new products and test the service in new geographies. Last-mile delivery is essential for the quality of in-house E-commerce services, as well as for the whole E-commerce market to drive its further development, offer best user experience and improve unit economics.

●	The revenues of Plus and Entertainment Services increased by 81% year-on-year mainly driven by the growth of subscription revenue (grew 90% year-on-year) on the back of the expanding base of paid subscribers and growing revenue per subscriber, as well as solid performance in other revenue streams. The number of Yandex Plus subscribers reached 15.8 million (up 53% year-on-year) as of the end of Q3 2022. Average revenue per paying subscriber in September 2022 increased by 17% year-on-year.
●	Overall, integration between Yandex Plus and Yandex services remains synergistic, as reflected in higher frequency of usage (on average Plus subscribers demonstrate stable 37% higher frequency compared to non-Plus users across our key transactional services), higher spending (up to 80% higher GMV per user across our key transactional services) and customer acquisition and retention. Plus subscribers continued to generate a substantial part of GMV for our E-commerce and Food Delivery services: on average more than 60% of GMV for Market, Eats and Lavka. The value of Yandex Plus is also proven outside of Yandex platform: during Q3 2022 we announced a joint subscription with such partners as S7 Airlines and X5 Retail Group.

●	Kinopoisk continues to maintain its top position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK report for Q3 2022. The number of monthly viewing subscribers has reached 6.6 million. We are increasing our focus on original content, with our Plus Studio producing content both online and offline (the latter include, for example, musicals and exhibitions). This helps us to differentiate vs other market participants as well as to develop an additional revenue stream from licensing our original content (where we see significant potential).

●	Cloud revenues increased 175% year-on-year in Q3 2022 supported by product portfolio expansion as well as improvement in our market share on the back of increasing demand for our services and changing competitive landscape on the domestic market since Q2 2022. Our solid top line performance was accompanied by improved operational efficiency and the positive effects of using economies of scale, which allowed Cloud to stay profitable at adjusted EBITDA level for the second quarter in a row.
●	Infrastructure-wise, we have started construction of our new data center in Kaluga, which we target to commence in the second half of 2023. The Kaluga data center will support the operations of Yandex’s internal infrastructure as well as Yandex Cloud and is expected to become the largest for Yandex and one of the largest in Russia overall. The new data center will form a solid foundation for continuing rapid expansion of our Cloud operations to support the long-term growth of this business.

●	Devices revenue increased by 74% year-on-year to RUB 3.7 billion in Q3 2022, which implies some slowdown compared to robust financial performance in Q2 2022 on the back of consumer demand decrease caused by macroeconomic weakness as well temporary supply chain difficulties. We have sold around 4 million smart devices integrating our voice assistant Alice since the launch of our first device in late 2018. Adjusted EBITDA remained positive in Q3 2022 due to improved product mix towards higher margin devices as well as better operational efficiency and benefits from economies of scale.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of November 3, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated November 3, 2022.